UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

YY Inc.

(Name of Issuer)

Class A common shares par value $0.00001 per share, represented by American Depositary Shares;

each American Depositary Share represents 20 Class A common shares

(Title of Class of Securities)

G9887Y 107**

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number G9887Y 107 is assigned to the Class A common shares of the Issuer (as defined below).  CUSIP number 98426T 106 has been assigned to the American Depositary Shares of the Issuer, which are quoted on The NASDAQ Stock Market under the symbol “YY.” Each American Depositary Share represents 20 Class A common shares.

CUSIP No. G9887Y 107

1	Names of Reporting Persons Jun Lei
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 192,741,483 common shares (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 192,741,483 common shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 192,741,483 common shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 16.5%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
12	Type of Reporting Person IN

(1)             Represents 192,741,483 Class B common shares held by Top Brand Holdings Limited. Mr. Jun Lei is the sole owner and director of Top Brand Holdings Limited.  Each Class B common share is convertible into one Class A common share at the option of the holder at any time. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

(2)             Based on 738,880,528 Class A common shares and 427,352,696 Class B common shares outstanding as of December 31, 2014.

CUSIP No. G9887Y 107

1	Names of Reporting Persons Top Brand Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 192,741,483 common shares (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 192,741,483 common shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 192,741,483 common shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 16.5%(2) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
12	Type of Reporting Person CO

(1)             Represents 192,741,483 Class B common shares held by the reporting person. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.

(2)       Based on 738,880,528 Class A common shares and 427,352,696 Class B common shares outstanding as of December 31, 2014.

CUSIP No. G9887Y 107

Item 1(a).	Name of Issuer: YY Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle Tianhe District Guangzhou 510655 The People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Jun Lei (ii) Top Brand Holdings Limited (the “Record Holder”)
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
Jun Lei

Juanshitiandi Tower A, 12th Floor, Chaoyang District, Beijing 100102, PRC

Top Brand Holdings Limited

c/o Jun Lei

Juanshitiandi Tower A, 12th Floor, Chaoyang District, Beijing 100102, PRC

Item 2(c).	Citizenship: (i) Mr. Jun Lei—People’ s Republic of China (ii) Top Brand Holdings Limited—British Virgin Islands
Item 2(d).	Title of Class of Securities: Class A common shares. Each Class B common share held by each reporting person is convertible into one Class A common share at the option of the holder at any time.
Item 2(e).	CUSIP No.: G9887Y 107

Item 3.	If this statement is filed pursuant to section 240.13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the common shares of the Issuer by the reporting persons is provided as of December 31, 2014.  The table below is prepared based on the Issuer having a total of 738,880,528 Class A common shares and 427,352,696 Class B common shares outstanding as of December 31, 2014.

CUSIP No. G9887Y 107

Reporting Person: Jun Lei	Class A Common Shares		Class B Common Shares		Total Common Shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	192,741,483	(1)	192,741,483	(1)	192,741,483	(1)	—

(b) Percent of class:	20.7	%(2)	45.1%		16.5	%(3)	38.5	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0		0		0		—

(ii) Shared power to vote or to direct the vote	192,741,483	(1)	192,741,483	(1)	192,741,483	(1)	—

(iii) Sole power to dispose or to direct the disposition of	0		0		0		—

(iv) Shared power to dispose or to direct the disposition of	192,741,483	(1)	192,741,483	(1)	192,741,483	(1)	—

Notes:

Top Brand Holdings Limited, a British Virgin Islands company, is the record owner (the “Record Holder”) of 192,741,483 Class B common shares of the Issuer. Mr. Jun Lei is the sole owner and director of the Record Holder.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Jun Lei may be deemed to beneficially own all of the shares held by the Record Holder.

(1) Represents 192,741,483 Class B common shares held by the Record Holder that are convertible into 192,741,483 Class A common shares at any time at the option of the Record Holder. Pursuant to Rule 13d-3(d)(1), all Class B common shares (which are convertible into Class A common shares) held by the Record Holder shall be deemed to be converted for the purposes of (i) determining the aggregate amount of Class A common shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A common shares owned by such person. Consequently, all Class A common shares amounts and percentages are inclusive of the Class B common shares amounts and percentages set forth herein.

(2) To derive this percentage, (x) the numerator is 192,741,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder, and (y) the denominator is the sum of (i) 738,880,528, being the number of the Issuer’s total Class A common shares outstanding as of December 31, 2014 and (ii) 192,741,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder.

(3) To derive this percentage, (x) the numerator is 192,741,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder, and (y) the denominator is the sum of (i) 738,880,528, being the number of the Issuer’s total Class A common shares outstanding as of December 31, 2014 and (ii) 427,352,696, being the number of the Issuer’s total Class B common shares outstanding as of December 31, 2014 that are convertible into the same number of Class A common shares.

(4) Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B common shares. Each holder of the Issuer’s Class A common shares is entitled to one vote per Class A common share. Each holder of the Issuer’s Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G9887Y 107

Reporting Person: Top Brand Holdings Limited	Class A Common Shares		Class B Common Shares		Total Common Shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	192,741,483	(1)	192,741,483	(1)	192,741,483	(1)	—

(b) Percent of class:	20.7	%(2)	45.1%		16.5	%(3)	38.5	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0		0		0		—

(ii) Shared power to vote or to direct the vote	192,741,483	(1)	192,741,483	(1)	192,741,483	(1)	—

(iii) Sole power to dispose or to direct the disposition of	0		0		0		—

(iv) Shared power to dispose or to direct the disposition of	192,741,483	(1)	192,741,483	(1)	192,741,483	(1)	—

Notes:

(1) Represents 192,741,483 Class B common shares held by the reporting person that are convertible into 192,741,483 Class A common shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all Class B common shares (which are convertible into Class A common shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of Class A common shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A common shares owned by such person. Consequently, all Class A common shares amounts and percentages are inclusive of the Class B common shares amounts and percentages set forth herein.

(2) To derive this percentage, (x) the numerator is 192,741,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 738,880,528, being the number of the Issuer’s total Class A common shares outstanding as of December 31, 2014 and (ii) 192,741,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the reporting person.

(3) To derive this percentage, (x) the numerator is 214,891,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 738,880,528, being the number of the Issuer’s total Class A common shares outstanding as of December 31, 2014 and (ii) 427,352.696, being the number of the Issuer’s total Class B common shares outstanding as of December 31, 2014 that are convertible into the same number of Class A common shares.

(4) Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B common shares. Each holder of the Issuer’s Class A common shares is entitled to one vote per Class A common share. Each holder of the Issuer’s Class B common shares is entitled to ten votes per Class B common share.

CUSIP No. G9887Y 107

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

Jun Lei
/s/ Jun Lei
Jun Lei

Top Brand Holdings Limited
	By:	/s/ Jun Lei
Name: Jun Lei
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement